

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

June 20, 2011

<u>Via U.S. Mail</u>
Mr. Greg Grosvenor
Chief Financial Officer
Pernix Group, Inc.
151 East 22nd Street
Lombard, IL 60148

      Re: Pernix Group, Inc.
              Registration Statement on Form S-1
              Filed May 26, 2011
              File No. 333-174539

Dear Mr. Grosvenor:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-1</u>

<u>General</u>

1. We note that that you are registering up to 136,495,235 shares of common stock for resale by the selling stockholders named in the prospectus. Given the size of the resale offering relative to the number of outstanding shares held by non-affiliates, we believe that this transaction may be an indirect primary offering by or on behalf of the registrant. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are not eligible to conduct an at the market offering under Rule 415(a)(4). If you disagree with our

analysis, please tell us why you believe that you can rely on Rule 415(a)(1)(i) for this transaction. For guidance, refer to Question 612.09 in the Securities Act Rules section of our Compliance and Disclosure Interpretations.

2. Please tell us how you intend to sell the shares covering the primary offering. If your officers and directors will market and sell the offering, please name those officers and directors who will be offering the shares on behalf of the company. Also, advise us of the basis of each person's participation in offering the securities without registration as broker-dealer. If Exchange Act Rule 3a4-1 will be relied upon, explain how each element of the rule will be satisfied as to each person.

Selling Stockholders, page 10

3. Please identify the transactions in which the selling stockholders received the securities being registered for resale.

4. For each selling stockholder that is a legal entity, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to Question 140.02 in the Regulation S-K section of our Compliance and Disclosure Interpretations.

5. Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Please be advised that all selling stockholders who are registered broker-dealers or affiliates of brokers-dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters. With respect to affiliates of registered broker-dealers, please disclose whether that (i) the shareholder purchased in the ordinary course of business and (ii) at the time of the purchase of the shares to be resold, the shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares. If you are not able to provide this disclosure on behalf of the selling shareholders, please identify the selling shareholder as an underwriter.

Description of Securities To Be Registered, page 13

6. We note the statement "The following description…is only a summary." Revise the disclosure to state that the summary includes the material terms and provisions of the restated certificate of incorporation and bylaws.

7. Clarify whether the statement in the last paragraph regarding the legality of the securities is being attributed to counsel or otherwise remove the referenced disclosure.

<u>Undertakings</u>

8. Please provide the appropriate undertaking contained in Item 512(a)(5) of Regulation S-K. The undertaking contained in subparagraph (i) of Item 512(a)(5) is not applicable.

<u>Signatures</u>

9. Please note that your principal accounting officer or controller also must sign the registration statement. If a person occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, you must indicate each capacity in which he or she signs the registration statement. <u>See</u> Instructions 1 and 2 for signatures on Form S-1.

<u>Form 10-K for the fiscal year ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11</u>

10. In future filings, please revise your disclosure to include a discussion of your liquidity and capital resources as required by Item 303(a)(1) and (2) of Regulation S-K.

<u>Item 11. Executive Compensation, page 44</u>

11. In future filings, please revise to include the disclosure required by Item 402(n)(2)(x) of Regulation S-K.

<u>Directors Compensation, page 44</u>

12. In future filings, please revise to include the disclosure required by Item 402(r)(2)(viii) of Regulation S-K.

<u>Signatures</u>

13. In future filings, please revise to provide the signatures required by General Instruction D.(2)(a) of Form 10-K.

As appropriate, please amend your registration statement in response to the comments. You may wish to provide us marked courtesy copies of the filing to expedite our review. Please furnish a cover letter tagged as correspondence with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the registration statement, it should furnish a letter at the time of the request acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Esq. at (202) 551-3728 or me at (202) 551-3397.

Very truly yours,

/s/ Jay E. Ingram

Jay E. Ingram
Legal Branch Chief

cc: Via E-Mail
        Jeff Mattson, Esq.
        Freeborn & Peters LLP
        311 South Wacker Drive, Suite 3000
        Chicago, IL 60606